Exhibit 10.5

NITEC LLC

June 7, 2006

John Works
Rancher Energy Corporation
1050 17th Street, Suite 1700
Denver, CO 80202

RE: Burke Ranch - Recoverable Oil Project

Dear John,

Based upon meetings in NITEC’s offices with Walter Merschat on January 9 and in Casper on May 16 with Walter, Topr Bob and Mike Zwickl, we offer this proposal for your approval.

The scope of work for this study will address only the tertiary recovery (CO2 injection) potential (Recoverable Oil) for the Dakota formation in the Burke Ranch Unit.

We define the scope of work in this Study to be as follows:

• Review all relevant data you have provided
• Acquire additional data as required
• Estimate OOIP in the Dakota formation
• Estimate remaining oil in place in the Dakota formation
• Estimate Recoverable Oil in the Dakota formation under a CO2 recovery mechanism
• Prepare and present a project report

In this document and subsequent study reports, it is anticipated that the term Recoverable Oil will at a minimum be consistent with the term probable or possible reserves. This is certainly the case for the tertiary recovery from the Dakota formation at this time. Subsequent studies of the Dakota formation may “convert” reserves from lesser categories into the proven category based upon operational changes and new data.

Based on information found in the public domain on the Burke Ranch Field, it is clear that the Burke Ranch Unit and Burke Ranch East Unit are in direct communication. Burke Ranch East was discovered in 1973 and was at a pressure level significantly less than Burke Ranch’s initial pressure at similar depth. It is our understanding that water injection continues in the Burke Ranch East Unit today and increased fluid levels have been observed in numerous Burke Ranch wells.

475 Seventeenth Street, 14th Floor Denver, Colorado 80202
Tel: 303 292-9595 Fax: 303 292-9585 nitec@NITECLLC.com

Based on this information, it is highly recommended that the two units (the entire reservoir) are studied as a whole. This will necessitate that data be found for the Burke Ranch East Unit in addition to the Burke Ranch Unit.

The Burke Ranch Unit operator has acquired and prepared a large amount of historical data. We have been provided with a base map with well locations, well files, well log image files, Burke Ranch Unit production histories (1978 to date), and a structure map and a gross interval isopach map on the Dakota formation and other miscellaneous data. No data has been provided for the Burke Ranch East Unit.

There are some significant data items that have not been compile and provided to us. Production data needs to be assembled by well for each well in the field (both units). These data are available online from the Wyoming Oil and Gas Conservation commission from 1978 to date. Pre-1978 data are available at the Commission in paper form on a by well monthly basis. In addition, water injection data by well are required to properly assess current saturations levels in the field. (This is important for CO2 recovery performance.)

Digital well log data are not available. Typically, NITEC would recommend that petrophysical analysis be carried out on a few wells in the field for porosity and saturation determination. However, due to the apparent large amount of core data and reports that are available, we currently do not believe that petrophysical analysis of the well logs will be required. Hence, digital well log data will not be required.

NITEC understands that formal certification of the reserves in this project may be required. NITEC provides reserve evaluation and development services. NITEC will have completed all the work necessary for certification to be carried. We recommend that NITEC coordinate with your selected reserve certification company during the project to minimize any unnecessary duplication of work. No budget has been provided in the cost estimate for reserve certification work.

NITEC can provide the typical economic analysis of the Unit’s development under CO2 operations for use by the certifying organization. This is offered as an optional task.

TECHNICAL APPROACH

The project will be divided into 3 stages.

Stage  Description
1  Geology
2  Basic Engineering
3  Dakota Recoverable Oil

Geology

The existing data will be organized for efficient use by the project team. The team geologist will utilize the available well logs to validate and refine the existing structure and gross thickness isopach maps of the Dakota formation. Significant use will be made of the geological work previously conducted and made available in the files. Full-field volumetric estimates of OOIP based on these maps, initial fluid saturations and porosities will be prepared for the Dakota formation. Initial saturation and porosity values and distributions will be developed from the core analysis reports and the various studies available in the project files. If adequate production data are available (pre and post 1978), material balance will be used to verify these volumetric OOIP estimates. This also assumes that adequate pressure data exist to conduct the material balance calculations. (It is not clear at this time how much pressure data is available over the life of the field.)

Basic Engineering

It appears that the production and injection records in the project files are incomplete. No production data for the Burke Ranch East Unit wells have bee provided. It is our understanding that only the Dakota formation has been produced in the field. Any missing data will either be copied from the Wyoming Conservation Commission archives or acquired from production data services. Production histories for the Dakota formation will be prepared for each well. These will be used to calculate total remaining oil in place for the Dakota formation and for the Burke Ranch Unit alone.

One oil PVT analysis was found during the initial review of the data files. Assuming that it is a valid, representative sample, it will be used in the characterization of the Dakota oil for all material balance and simulation work. This will eliminate the need to hypothesize the oil properties based on industry correlations.

We understand that two phases of water injection have been carried out in the Burke Ranch Unit, as well as a phase in the Burke Ranch East Unit. Water injection records will be used to develop and understand water flood performance and estimate remaining oil saturations. Water flood performance will be a strong guide to reservoir continuity. These data will significantly improve the reliability of the reservoir simulations to follow. This data will be acquired, as appropriate, through the services of a Casper group experienced in locating and copying Wyoming Conservation Commission records. Water injection data is not maintained in digital form by the  ommission.

Dakota Recoverable Oil

Reservoir simulation will be used to characterize existing saturation levels in the Dakota sand and forecast CO2 displacement efficiencies. Because the number of wells in the total field are relatively small, the data is of newer vintage and the east and west ends of the field are in communication, we believe that a full-field simulation model will be more accurate and efficient to work with than a sector model (as was used in the Big Muddy project). Production and pressure records will be used to calibrate the model and estimate saturation levels. “History matching” of historical data to calibrate the simulation model will be approximate, but should provide a reasonable estimation of fluid saturations and their areal distribution in the reservoir. Based on the possible vertical discontinuity of the Dakota sand in various areas of the field, at least 2-4 simulation model layers will likely be used. These layers may have uniform properties depending on our ability to characterize the formation from the available data. The full-field model will also provide an estimate of the remaining oil distribution in the field. This may indicate areas of by-passed oil which can be accessed through water injection or CO2 operations.

It is unlikely that additional primary oil potential will be found due to current reservoir pressure levels.

Minimum miscibility pressure is often critical in the design of a CO2 displacement process, as miscible displacement is a more efficient process than immiscible displacement. We believe that miscibility can likely be achievable in the Burke Ranch field due to the Dakota formation’s depth and temperature. Our experience with estimating the MMP in the Big Muddy Wall Creek project should allow us to make a better MMP estimate in this field. However, an oil sample, CO2-oil swelling tests and a rising bubble miscibility test would be more definitive. If possible, we recommend that an oil sample be taken as soon as possible and the noted tests carried out in a reputable laboratory. Results should be made available to NITEC within 6 weeks if they are to be used in the simulation work.

Note that the simulation model will also be used to investigate process, well spacing and injection pattern sensitivities A WAG and a slug injection process will be evaluated. A few sensitivities to WAG ratios and slug sizes will also be investigated. This will be important data for future economic analyses. If time and budget permit the simulation model can be used to investigate new well locations and secondary recovery under closer well spacing.

The Dakota recovery potential (Recoverable Oil) under CO2 operations in the Burke Ranch Unit area will be forecast using the simulation model. This will require some assumptions about operations in the Burke Ranch East area. Reserve certification will likely classify this recoverable oil as probable or possible reserves.

A report will be prepared at the end of the study to document all data sources, assumptions made and simulation results. This report will be complete enough to provide a guide for reserve certification, and future detailed design studies for field implementation.

NITEC will provide a one day project presentation in its Denver office if required.

ESTIMATED TIME AND COST

NITEC will undertake this work on a time and materials basis. We believe that this study can be completed in 3-4 months at an estimated cost of $95,000. NITEC will charge for its services based on the attached standard price schedule. Invoices will be issued monthly based on work completed. Payment is due within 30 days of receipt. Should NITEC find that this cost estimate may be exceeded, we will advise you in advance and mutually agree upon a course of action. NITEC is available to perform economic analyses of the appropriate production development scenarios resulting from the simulations, if appropriate. We would rely on Wyoming Mineral
Exploration to provide cost information associated with well completions, pipelines, treating facilities, oil prices, etc. We believe that information gathered for the Big Muddy Wall Creek project will be useful in this regard. We estimate that only 1-2 weeks would be required to carry out this work once all the economic data have been provided. This work would be at an additional cost of approximately $8,000.

We appreciate the opportunity to provide this proposal to you. Please feel free to contact us with any questions you may have. We are prepared to start work on the project immediately. If you are in agreement with this proposal and the estimated cost to complete the scope of work, please sign below and fax this document to us.

Sincerely,

/s/ Bill Savage
Bill Savage
Director

Agreed: ________________________

Name: __________________________

Title: ___________________________

Rancher Energy Corp.

Date: _____________, 2006